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                                                                      EXHIBIT 12


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

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                                                    For the Three
                                                     Months Ended         For the Years Ended
                                                       March 31,               December 31,
                                                    -------------------------------------------------------
                                                      2006  2005    2005    2004    2003     2002     2001
                                                    -------------------------------------------------------
                                                                  (Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations             $342  $451   $1,399  $1,237  $1,324     $659   $1,139
(Income) Loss from Equity Investees, net of
Distributions                                          (23)    1      (28)     78      60       (2)     (59)
Fixed Charges                                          228   232      931     928     963      946      876
Capitalized Interest (B)                               (21)  (26)     (92)   (109)   (116)    (104)     (74)
Preferred Securities Dividend Requirements of
Subsidiaries                                            (2)   (2)      (6)     (6)     (6)      (6)      (8)
                                                    -------------------------------------------------------
Total Earnings                                        $524  $656   $2,204  $2,128  $2,225   $1,493   $1,874
                                                    =======================================================

Fixed Charges as Defined in Regulation S-K (C)

Interest Expense                                      $223  $227     $915    $913    $949     $926     $852
Interest Factor in Rentals                               3     3       10       9       8       14       16
Preferred Securities Dividend Requirements of
Subsidiaries                                             2     2        6       6       6        6        8
                                                    -------------------------------------------------------
Total Fixed Charges                                   $228  $232     $931    $928    $963     $946     $876
                                                    =======================================================

Ratio of Earnings to Fixed Charges                    2.30  2.83     2.37    2.29    2.31     1.58     2.14
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(A)   The term "earnings" shall be defined as pre-tax Income from Continuing
      Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(C)   Capitalized Interest excludes AFUDC for PSE&G.